Exhibit 99.3
Net debt/(cash) breakdown
Unaudited

	March 31, 2019			December 31, 2018
(€ billion)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Gross debt(1)	15.4	12.9	2.5	14.7	11.7	3.0
Financial receivables from jointly-controlled financial services companies	(0.2)	(0.2)	0.0	(0.2)	(0.2)	0.0
Derivatives (mark to market), net	(0.1)	(0.1)	0.0	(0.1)	(0.1)	0.0
Cash & marketable securities	(12.6)	(12.4)	(0.2)	(13.4)	(13.2)	(0.2)
Net debt/(cash)	2.6	0.3	2.3	0.9	(1.9)	2.8

Net industrial debt/(cash) from continuing operations (excluding Magneti Marelli)(2)		(0.4)			(1.8)
Net industrial debt/(cash) from discontinued operations (Magneti Marelli)(2)		0.7			(0.1)
Net industrial debt/(cash)		0.3			(1.9)
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Note: Amounts include Magneti Marelli unless otherwise stated and amounts may not add due to rounding.
(1) Amounts shown net of intersegment receivables/payables
(2) Includes net financial payables due from Magneti Marelli to other group companies of €0.7 billion as at March 31, 2019 (€0.4 billion as at December 31, 2018)

Gross debt breakdown
Unaudited

(€ billion)	Outstanding March 31, 2019	Outstanding December 31, 2018
Bank debt	4.8	5.3
Capital markets debt	8.2	8.1
Other debt	0.5	0.4
Lease liabilities(1)	1.4	0.3
Cash maturities from continuing operations	14.8	14.1
Cash maturities from discontinued operations	0.3	0.2
Cash maturities (including Magneti Marelli)	15.1	14.3
Asset-backed financing	0.3	0.5
Accruals	0.0	(0.1)
Gross Debt	15.4	14.7
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Note: Amounts may not add due to rounding
(1) Adoption of IFRS 16 - Leases, effective January 1, 2019, resulted in an increase of Lease liabilities of €1.3 billion (€1.1 billion excluding Magneti Marelli). Finance leases previously included in Other debt have been reclassified to Lease liabilities.

Debt Maturity Schedule
Unaudited

Outstanding March 31, 2019	(€ billion)	9 Months 2019	2020	2021	2022	2023	Beyond
4.8	Bank debt	2.4	0.8	0.4	0.7	0.2	0.2
8.2	Capital markets debt	1.7	1.4	1.1	1.4	1.3	1.3
0.5	Other debt	0.4	—	—	—	—	—
1.4	Lease liabilities(1)	0.2	0.2	0.1	0.1	0.1	0.6
14.8	Total Cash maturities from continuing operations(2)	4.8	2.4	1.7	2.2	1.7	2.1
0.3	Total Cash maturities from discontinued operations
15.1	Total Cash maturities (including Magneti Marelli)(2)

12.6	Cash and Marketable securities(3)
7.7	Undrawn committed credit lines
20.3	Total available liquidity (including Magneti Marelli)
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Note: Amounts may not add due to rounding
(1) Adoption of IFRS 16 - Leases, effective January 1, 2019, resulted in an increase of Lease liabilities of €1.3 billion (€1.1 billion excluding Magneti Marelli). Finance leases previously included in Other debt have been reclassified to Lease liabilities.
(2) Amounts exclude accruals and asset-backed financing (€(0.3) billion at March 31, 2019).
(3) Amounts include cash and marketable securities relating to Magneti Marelli of €0.4 billion